

Mailstop 3233

December 22, 2015

Via E-mail
Mr. Kevin J. Keating
Steadfast Income REIT, Inc.
18100 Von Karman Avenue, Suite 500
Irving, California 92612

> **Re:     Steadfast Income REIT, Inc.**
> **Form 10-K**
> **Filed March 19, 2015**
> **File No. 000-54674**

Dear Mr. Keating:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2014

We have paid a significant portion of our distributions to date . . ., page 9

1.     We note your disclosure on page 65 that you funded distributions from cash flow from operations and offering proceeds for the year ended December 31, 2014.  We further note your disclosure on page 38 of your Form 10-Q filed on November 12, 2015 that you funded distributions from cash flow from operations and your revolving credit facility for the nine months ended September 30, 2015.  In future Exchange Act reports where you experience a shortfall in cash flow from operations to cover distributions, please revise your risk factor disclosure to specify the percentage of distributions paid that is not covered by cash flow from operations.

Estimated Value Per Share, page 33

2.      In future Exchange Act reports, please supplement your disclosure regarding your NAV calculation to include an analysis of the relationship between the aggregate purchase price of your properties (as adjusted for related capital expenditures) and the value assigned to your properties.

3.      We note your disclosure regarding NAV per share as of December 31, 2014. We further note that you have previously disclosed NAV per share as of March 31, 2012.  In future Exchange Act reports, please revise to include a comparable breakdown for any prior period value estimate.

Share Repurchase Plan, page 39

4.      We note that your chart on page 41 discloses your share redemption history for the quarter ended December 31, 2014.  We further note your disclosure in your Form 10-Q filed on November 12, 2015 stating that your share repurchase program was reinstated effective July 1, 2015.  In future 10-K filings, please disclose your share redemption history for the last full fiscal year.

Property Operations for the Three Months Ended December 21, 2014 Compared to the Three Months Ended December 31, 2013, page 58

5.      We note your chart on page 58 presenting your same-store and non-same-store results from operations for the three months ended December 31, 2014, and 2013.  In future 10-K filings, please provide comparative disclosure of your same-store and non-same-store results from operations for the last two full fiscal years.

Funds from Operations and Modified Funds from Operations, pages 60 – 64

6.      Within your discussion of MFFO, we note you have indicated that your adjustment for gains and losses related to interest rate hedges are non-recurring.   Given the nature of this adjustment, it is not clear why they are non-recurring.   Please clarify and/or revise to remove the reference to non-recurring from your disclosure.   Reference is made to Question 102.03 of the Division's Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Peter McPhun, Staff Accountant, at 202-551-3581or me at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Nicole Collings, Staff Attorney, at 202-551-6431 or Charles Garrison at 202-551-3466 with any other questions.

Sincerely,

/s/ Wilson K. Lee

Mr. Wilson K. Lee
Senior Accountant
Office of Real Estate and
Commodities